Exhibit 10

Grown Rogue Announces Secured Promissory Note to ABCO Garden State, LLC

Medford, Oregon, July 3, 2024 – Grown Rogue International Inc. (“Grown Rogue” or the “Company”) (CSE: GRIN) (OTC: GRUSF), a craft cannabis company born from the amazing terroir of Oregon’s Rogue Valley, is pleased to announce it has entered secured drawdown promissory note agreement dated June 25, 2024 (the “Note”) with ABCO Garden State, LLC (“ABCO”), a New Jersey Class 1 licensed cultivator. As of today, Grown Rogue owns 44% of ABCO, with an option to acquire an additional 26% of ABCO, subject to regulatory approval.

The key deal terms are as follows:

●	Grown Rogue will lend up to US$3,000,000 to ABCO under the Note to support ongoing construction and working capital as ABCO ramps its operations. On June 25, 2024, Grown Rogue advanced $500,000 to ABCO, representing the first drawdown under the Note.

●	The Note has preferential repayment, and interest on the outstanding principal will accrue at 10.5% per annum.

●	The Note, including all accrued and unpaid interest, shall be due and payable on June 25, 2025.

“As we reach the final stages of Phase I construction, this additional capital will be used to finish construction and provide the necessary working capital to become operational. Our Phase I work has included many of the necessary improvements required to accelerate Phase II completion such as full panel installation, the purchase of on-site HVAC equipment, and the fulfillment of fire safety requirements.” said Obie Strickler, CEO of Grown Rogue.

“Phase I remains substantially on schedule and on budget, with final occupancy approvals expected later this month and sales anticipated to commence in the fourth quarter. Phase II construction is expected to be completed in the first quarter of 2025, with sales anticipated to commence in the second quarter of 2025. With both Phases complete and a total flowering canopy of ~16,000 square feet, we expect to be producing in excess of 1,000 pounds of whole flower per month in New Jersey.”

According to the New Jersey CRC1, the state reported over $800 million in cannabis sales in 2023, growing more than 44% year-over-year. 4th quarter sales were a new quarterly record, reporting over $220 million in cannabis sales, growing 7% quarter over quarter.

[1]	CRC Website

Related Party Transaction Disclosure

ABCO is a related party to the Company as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61- 101") and the Note constitutes a "related party transaction" as defined in MI 61-101. The Company relied on exemptions from the formal valuation and minority approval requirements in sections 5.5(b) and 5.7(1)(a) of MI 61-101 on the basis that the Company is not listed on a specified market and the fair market value of the Note is less than 25 per cent of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report more than 21 days before the issuance of the Note as the details of the Note were not settled until shortly prior to the its issuance.

About Grown Rogue

Grown Rogue International Inc. (CSE: GRIN | OTC: GRUSF) is a craft cannabis company operating in Oregon, Michigan, Minnesota, Maryland, and New Jersey, focused on delighting customers with premium flower and flower-derived products at fair prices. The Company’s roots are in Southern Oregon, where it has proven its capabilities in the highly competitive and discerning Oregon market. The Company’s passion for quality product and value, combined with a disciplined approach to growth, prioritizes profitability and return on capital without sacrificing quality. The Company’s strategy is to pursue capital efficient methods to expand into new markets, bringing craft-quality product at fair prices to more consumers. The Company also continues to make modest investments to improve outdoor craft cultivation capabilities in preparation for eventual interstate commerce. For more information, visit www.grownrogue.com.

FORWARD-LOOKING STATEMENTS

This press release contains statements which constitute “forward‐looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward‐ looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company and securing applicable regulatory approvals, (iv) expectations for other economic, business, and/or competitive factors, and (v) statements regarding ABCO’s New Jersey facility, including that Phase I of construction will remain substantially on schedule and on budget, the timing of final approvals, the commencement of sales in the fourth quarter of 2024, the completion of Phase II in the first quarter of 2025, sales commencing in the second quarter of 2025 for Phase II of the facility, and the expected production of 1,000 pounds of whole flower per month following the completion of Phase II. Investors are cautioned that forward‐looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward‐looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward‐looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on Sedar.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward‐looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward‐looking information except as otherwise required by applicable law.

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR+ at www.sedarplus.ca. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue, please visit www.grownrogue.com or contact:

Obie Strickler

Chief Executive Officer
obie@grownrogue.com

Jakob Iotte

Vice President of Investor Relations
jakeiotte@grownrogue.com
(458) 226-2662

3